UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Care.com, Inc.
(Name of Subject Company)
Care.com, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
141633107
(CUSIP Number of Class of Securities)
Melanie Goins
General Counsel
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451
(781) 642-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
John H. Chory
Bradley C. Faris
Susan L. Mazur
Latham & Watkins LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116
(617) 880-4500
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i) The information set forth under Items 1.01 and 8.01 of the Current Report on Form 8-K filed by Care.com, Inc. (the “Company” or “Care.com”) on December 20, 2019 (including all exhibits attached thereto) is incorporated herein by reference.

(ii) On December 20, 2019, the Company provided the following e-communication to its employees:

Dear Care.com Family,

Thirteen years ago, my cofounders and I had a vision for a product that would transform family life. A product that would change the way people thought about caregiving as something critical to our economy and a valued profession. We believed we could create a service that helped families solve care challenges by easily finding caregivers and give them the tools and resources to make great hiring decisions.

Together, we did all of that and so much more. We expanded to 20 countries. We grew a thriving Care@Work business. We grew a healthy payments business. And along the way, when we faced challenges, we solved them together; when we achieved success, we celebrated together. Today is a day to celebrate our success.

I’m writing to share the exciting news that Care.com has entered into an agreement to be acquired by IAC, a leading media and Internet company whose portfolio of websites includes more than 150 brands and products, making it among the largest in the world. These are amazing brands -- like Vimeo, Angie’s List, Handy, HomeAdvisor, and many more – so we will be in awesome company. And most importantly, IAC focuses on building companies and helping them scale. They have shared with us that they consider care the next great frontier!

I’m sure this news is a surprise to many of you so I wanted to share a bit about how we arrived at this moment and what it means moving forward. As you know, over the last several months, the Board and I have been focused on Care.com’s future to accelerate our growth and help us scale for even greater impact. As part of this process, we considered a variety of strategic options. After careful and thoughtful consideration, we determined that becoming part of the IAC family would deliver the best value to all of our stakeholders: our shareholders, our members, our clients, and of course, you.

IAC has made it clear how much they admire our strong brand, market leadership, and talented team, and they believe there is so much untapped growth potential ahead for us. They have an incredible track record of successfully partnering with and nurturing the companies in their portfolio and we’re confident that with their expertise, Care.com’s next chapter will be the most exciting and dynamic ever.

Today’s press release with more about the transaction is attached and at the Company meeting later this morning, we’ll share more details about the process and timing moving forward.

As we enter this new chapter, I want to pause and say thank you from the bottom of my heart. Care.com has been my consuming passion for 13 years and it has been my great honor to not only work alongside each of you but to call you my family. You helped bring my vision to reality and because of you, we have helped millions and are positioned to help so many more in the years to come. I am profoundly grateful for each and every one of you.

Looking forward to seeing you at the company meeting.

Warmly,
Sheila

(iii) On December 20, 2019, the Company provided the following Q&A to employees:

FAQs ABOUT THE ACQUISITION BY IAC

1.	How will this transaction impact me and my day to day job? Will my role change?

•	Today’s announcement is only the first step in the process, and we do not expect changes before the transaction closes, which is expected in the first quarter of 2020.

•	I suggest you all relax with your families…recharge and come back in the New Year ready to hit the ground running.

•	For now, it is business as usual.

2.	What is IAC?

•	IAC is a leading media and Internet company with more than 150 brands and products around the world including Tinder, Match.com, Angie’s List, HomeAdvisor, Vimeo, the Daily Beast and more.

•
IAC’s mission is to build great companies – IAC has birthed over 10 publicly traded companies totaling over $60Bn worth of value in its 25 year history, including Expedia, Ticketmaster, Lending Tree, HSN, Match Group and ANGI Homeservices.

•	As part of the IAC family, Care.com will benefit from IAC’s history of building scaled marketplace businesses in verticals such as travel, dating and home services.

•	IAC has 25+ years of experience and deep operational expertise in across digital disciplines, including customer acquisition, monetization and product innovation.

3.	IAC is a holding company. Does that mean they will cut costs or combine Care.com with another one of their companies? Will I lose my job?

•	IAC’s broad portfolio of businesses operate largely autonomously, and its acquisition strategy is not driven by synergies.

•	IAC has said that it will invest in Care.com to accelerate our growth across our core categories with the opportunity to further extend our platform into smaller adjacent areas.

•	IAC recognizes that the Care.com team has built a trusted brand and marketplace for families all over the world.

•	They like marketplace businesses and Care.com is a business in a category that they see has significant potential.

•	We are committed to providing updates to our team as much as possible.

•	Please don’t assume anything regarding your job or role. They didn’t just acquire a company; they acquired a team.

4.	Will this impact where we locate our people in the future and how we hire?

•	It is too soon to get into specifics, but IAC’s broad portfolio of businesses operate largely autonomously, and its acquisition strategy is not driven by synergies.

•	We are committed to providing updates to our team as much as possible.

5.	Who will I report to when the transaction closes?

•	For the foreseeable future, everything will remain intact so your manager is still your manager.

6.	What happens to my stock options and RSUs?

•	All outstanding equity will be cashed out.

•	Any options with strike prices below $15, as well as time-based RSUs, that haven’t vested will be accelerated and fully vested so they can also be cashed out.

7.	When will I receive my payout?

•	When the transaction closes, which is expected in the first quarter of 2020.

8.	What are the tax implications of the payout?

•	We can’t give you financial advice so please consult your accountant or financial advisor but:

◦	Vested shares in your E*Trade account will convert to cash. If you made money (i.e. if you were granted the stock/option at a price below $15, then you will have a capital gain and owe taxes).

◦	Unvested options and time-based RSUs will accelerate and will be run through payroll with the taxes deducted for you.

9.	Going forward, will my compensation include equity (IAC stock)?
•

10.	Will my benefits change?

•	No. The benefits enrollment you just completed will remain in place for 2020.

•	After that, we’ll be covered under IAC’s benefits plans.

11.	Who will decide my compensation/will my salary change?

•	At this time, we’re moving ahead with our normal process.

•	All comp discussion will flow from your manager through your LMTeam rep.

12.	Will there be retention bonuses?

•	We’re really excited about what this transaction means for Care.com and how much untapped growth potential IAC sees in our business.

•	We hope everyone else shares in that excitement.

13.	IAC just spun off Match and in the past, they’ve talked about spinning off Angie’s List. What does that mean about their plans for Care.com?

•	IAC has a proven playbook used to grow other marketplaces and help them scale.

•	They are focused on the untapped growth opportunities within our business.

•	IAC has said that it will invest in Care.com to accelerate our growth across our core categories with the opportunity to further extend our platform into smaller adjacent areas.

•
IAC only spins off businesses when they reach a place of scale and maturity and where being independent makes the most sense. Right now IAC’s focus is on investing in Care.com and unlocking its true potential.

•	They’ve followed this approach for many years with tremendous success for the brands they own.

14.	IAC seems really focused on marketplaces. What about our other business like Care@Work and HomePay? Galore? Trusted?

•	While it’s too soon to get into any kind of specifics, we can say this: IAC is incredibly excited about the strength of all of our businesses and the untapped growth opportunities.

•	That’s why this transaction is happening.

15.	If they’re all about growth, does that mean we can expect they’ll be investing additional capital in our business? Or will we stay focused on EBITDA growth?

•	IAC is focused on the untapped growth opportunities within our business.

•	IAC has said that it will invest in Care.com to accelerate our growth across our core categories with the opportunity to further extend our platform into smaller adjacent areas.

16.	How does this transaction impact our customers and caregivers? What should we tell them about this transaction?

•	The short answer is that for our members and clients, everything remains exactly as is and nothing is changing about how they interact on our platform or with C@W or HomePay.

•	We are confident that this transaction will provide significant benefits for our stakeholders, including our customers.

•	Our goal has always been to deliver high-quality care services to more families, caregivers and clients around the world, and IAC shares our commitment to that mission.

•	All customer-facing teams and MemberCare have been provided FAQs.

17.	What about new deals we may have in progress?

18.	When will we be given another update? Who can I contact with additional questions?

•	We know there’s a lot to process and the timing is tough with the holidays.

•	We’re planning another company meeting on January 6th (our first Monday back) and between now and then, you can send any questions in that you’d like answered.

•	We will keep you updated, as appropriate, if and when there’s more to share as the process proceeds.

•	Please feel free to reach out to your manager and/or team leaders with any additional questions.

19.	What should I do if I am contacted by the media or investors?

•	As always, send any press inquiries to Nancy and any investor inquiries to Mike Goss.

(iv) On December 20, 2019, the Company distributed the following to its Care@Work clients:

Dear [NAME],

I am writing to share some exciting news that marks a major milestone for Care.com. This morning we announced that we have entered into an agreement to be acquired by IAC, a leading media and internet company with more than 150 brands and products, including Vimeo, Dotdash, Angie’s List, Handy and HomeAdvisor, among others.

Our mission has always been to support families around the world with their care needs, ensuring that they have access to high-quality care so they can pursue meaningful productive careers. IAC shares our commitment to that mission. IAC is an expert in digital marketplaces and has an impressive track record of successfully partnering with companies with large and growing markets. IAC has made clear how much they admire our strong brand, leading market position and talented employee base, and they believe there is so much untapped growth potential ahead for us. With IAC’s expertise and experience, we are confident that we will be well positioned to further enhance our services and capabilities to meet the evolving needs of our members and clients.

Importantly, as noted in today’s press release (see attached) Care@Work will remain an important focus and a growth area for us. Rest assured, we will continue to work hard to deliver the same exceptional services and solutions that you have come to expect from us and believe this news only makes us stronger and better positioned for the future. We pride ourselves on the relationship we’ve built with you and we are committed to maintaining our partnership going forward.

We’re excited about our future with IAC but, for now, nothing changes about the way you do business with us. The transaction is expected to close in the first quarter of 2020 and it’s business as usual at Care.com.

Please don’t hesitate to reach out to me or any of your usual Care.com contacts with any questions. You can find more details about the transaction in the press release that we issued (see attached).

Thank you for your partnership and continued business, loyalty and support of Care.com.

Sincerely,

[NAME]

(iv) On December 20, 2019, the Company distributed the following to its HomePay clients:

Dear [NAME],

I am writing to share some exciting news that marks a major milestone for Care.com and our HomePay division. This morning we announced that we have entered into an agreement to be acquired by IAC, a leading digital marketplace company with more than 150 brands and products, including Vimeo, Dotdash, Angie's List, Handy and HomeAdvisor.
Our mission has always been to support families with an affordable, effortless compliance service. IAC shares our commitment to that mission and HomePay will continue to be an important focus for the company. With IAC's expertise and resources, we are confident that we will be well positioned to further enhance our services and capabilities to meet the evolving needs of our partners and our mutual clients.
The transaction is expected to close in the first quarter of 2020. In the meantime, if you have any questions or concerns, please don't hesitate to reach out.
Thank you for your partnership, loyalty and support!
Sincerely,

[NAME]

Additional Information and Where to Find It
The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Care.com securities. The solicitation and offer to buy Care.com stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, IAC/InterActiveCorp and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Care.com will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. CARE.COM STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CARE.COM SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Care.com stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting IAC/InterActiveCorp or Care.com. Copies of the documents filed with the SEC by Care.com will be available free of charge on Care.com’s internet website at www.care.com or by contacting Care.com’s Investor Relations Department at +1 (781) 795-7244. Copies of the documents filed with the SEC by IAC/InterActiveCorp will be available free of charge on IAC/InterActiveCorp’s internet website at www.iac.com/investor-relations/overview or by contacting IAC/InterActiveCorp’s Investor Relations Department at +1 (212) 314-7400.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, IAC/InterActiveCorp and Care.com each file annual, quarterly and current reports and other information with the SEC. IAC/InterActiveCorp’s and Care.com’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov.
Note on Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition, and the impact of the proposed aqucistion on the Company’s business, caregivers, customers and personnel. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of Care.com and IAC/InterActiveCorp to complete the transactions contemplated by the Agreement and Plan of Merger, dated as of December 20, 2019, entered into by Care.com and IAC/InterActiveCorp (the “Merger Agreement”), including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the Merger Agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of Care.com’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of Care.com; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in Care.com’s public filings with the SEC from time to time, including the Care.com’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, which contain and identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Care.com expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.